SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A Publicly-Held Company CNPJ/MF nº 02.558.132/0001-69 - NIRE 53.30000580-0
Telegoiás Celular S.A. Closely-held Company CNPJ-MF Nº 02.341.506/0001-90	Telems Celular S.A. Closely-held Company CNPJ-MF Nº 02.331.492/0001-23
Telemat Celular S.A. Closely-held Company CNPJ-MF Nº 02.340.817/0001-34	Teleacre Celular S.A. Closely-held Company CNPJ-MF Nº 02.332.982/0001-44
Teleron Celular S.A. Closely-held Company CNPJ-MF Nº 02.337.949/0001-07

NOTICE TO SHAREHOLDERS

The managements of Tele Centro Oeste Celular Participações S.A. ("TCOPart") and of the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), hereby inform to the public, having in consideration that the term for the holders of common shares in TCOPart and the shareholders of the TCO Operators to exercise the right to withdraw, in complementation to the Notice to Shareholders published on August 17, 2004, shall end on next September 16, that:

1. Trading of shares:

(a) The sale of TCO Part's shares through bank agreement, and the transfer of shares, at an over-the-counter transaction, as well as the blocking of OTA with the trustee bank (Banco ABN AMRO - Real S.A.) for securities brokers, shall be suspended from September 17, 2004 until and including September 28, 2004;

(b) Trading, at stock exchanges, of the shares of TCO Part shall not be interrupted;

(c) Assistance shall be provided to the shareholders of the TCO Operators for the transfer of shares, sales of shares and blocking procedures, until September 16, 2004, it being certain that the shares of the TCO Operators and of the TCO Part purchased until and including 09/16, shall entitle the holders thereof to receive the new shares issued by TCOPart in consequence of the mentioned corporate restructuring;

(d) As from and including September 29, 2004, both the sale of shares, through bank agreement, and the transfer of shares, at over-the-counter transactions, shall be restored, already having as their subject matter the shares in TCOPart issued in consequence of the merger of the shares of the TCO Operators resolved on at the meetings of June 30, 2004.

The deadline until September 16, 2004 for the exercise of the right to withdraw shall remain unchanged, as well as the form and conditions for qualification provided for in the Notice to Shareholders published on August 17, 2004.

2. Public Offering for acquisition of TCOPart preferred shares:

2.1. Under the terms of the Call for Public Offering of Preferred Shares Issued by TCOPart ("OPA") published on September 01, 2004 ("Call"), the holder of preferred shares in TCOPart, including in consequence of the merger of the TCO Operators' shares ("Preferred Shares"), wishing to accept the OPA, must qualify for the offering until 05:00 p.m. of the business day immediately preceding the date of the OPA auction, that is, until October 07, 2004, with BES Securities do Brasil S.A. - Corretora de Câmbio e Valores Mobiliários or any other broker as may be freely selected by the shareholder and authorized to operate in the BOVESPA (São Paulo Stock Exchange).

In order to qualify for the offering, the shareholder must previously enroll itself/himself with its/his selected broker, as referred to in item 2.1 above, and declare the number of Preferred Shares of TCOPart intended to be sold and, in case the shareholder is not yet enrolled with such broker, for record purposes, the following information and/or additional documents may be requested at the respective broker's discretion):

a. individual: certified copy of the CPF (individual taxpayer card), of the Identity Document and proof of residence. Representatives of estates, minor children, civilly disabled and shareholders represented by proxy should produce documents granting representation powers and certified copies of the CPF and Identification Document of the representatives. Representatives of estates, minor children and civilly disabled should, further, present the respective court authorization; or

b. legal entity: certified copy of the most recently restated bylaws or articles of association, CNPJ enrollment card, corporate documents granting representation powers and certified copies of the CPF, Identification Document and proof of residence of their representatives. Investors residing abroad may be required to present other kind of representation documents.

2.2. A shareholder qualified as above mentioned shall proceed as follows, through its/his custody agent:

(a) Preferred Shares held in custody with the CBLC: Preferred Shares held in custody with the Brazilian Settlement and Custody Agency - CBLC ("CBLC") shall be transferred, until 12:00 p.m., on the auction date, which will be October 08, 2004, to portfolio no. 7105-6, opened in the name of each shareholder and held by CBLC solely for such purpose; and

(b) Preferred Shares held in custody with the trustee institution: the Preferred Shares held in custody with Banco ABN AMRO S.A. should be previously transferred to the custody of CBLC, for deposit in the portfolio mentioned in (a) above.

2.3. Until 12:00 p.m. of October 08, 2004 (auction date), each accredited broker should register with the Mega Bolsa system the sale orders containing the amount of Preferred Shares to be disposed of at the auction, which are held by the shareholders to be represented by it at the auction and the client code. For purposes of registration with the Mega Bolsa system, the trading code of the Preferred Shares is TCOC4L.

2.4. It shall be the duty of the accepting shareholder to take the applicable action for the transfer of the Preferred Shares it/he intends to sell to the custody of CBLC to be carried out in the due time in order to enable its/his qualification for the auction in the form and within the timeframe set forth in the Call. In addition, the accepting shareholder should arrange for its/his registration as a shareholder with the securities broker of its/his choice, even before September 29, 2004, having in consideration that the procedures for checking documents and share transfer described above are subject to the internal rules and procedures of the broker companies, trustee institutions and of the CBLC.

São Paulo, September 13, 2004.

Tele Centro Oeste Celular Participações S.A Luis André Carpintero Blanco Investor Relations Officer
Telegoiás Celular S.A.	Telems Celular S.A.
Telemat Celular S.A.	Teleacre Celular S.A.
Teleron Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.